Exhibit 99.1
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
June 30, 2009
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report

Non-Consolidated Statements of Financial Position
Non-Consolidated Statements of Income
Non-Consolidated Statements of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of June 30, 2009 and the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2009 and 2008 and statements of changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position of the Company as of December 31, 2008 and the related non-consolidated statement of income, appropriation of retained earnings, changes in stockholders’ equity and cash flow for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 12, 2009 expressed an unqualified opinion. The accompanying non-consolidated statements of financial position of the Company as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in note 1 to the non-consolidated financial statements, effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd.(formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.), another subsidiary of the Company. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’s stock. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50% to 73%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.
As discussed in note 1 to the non-consolidated financial statements, in accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, the Company disposed 4,700,001 shares of SH&C Life Insurance Co., Ltd.: 3,290,002 shares to BNP Paribas Assurance and 1,409,999 shares to Shinhan Bank, respectively, effective June 26, 2009. As a result, SH&C Life Insurance Co., Ltd. was excluded from the subsidiary of the Company.
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
July 31 , 2009

This report is effective as of July 31, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Financial Position
As of June 30, 2009 and December 31, 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2009		2008	2009	2008
Assets

Cash and due from banks (note 10)	~~W~~	885,155	670,815	$688,997	522,157
Equity method investment securities (note 3)		23,549,842	22,734,582	18,331,005	17,696,413
Loans, net of allowance for loan losses (notes 4, 10 and 24)		1,865,625	2,397,950	1,452,187	1,866,545
Property and equipment, net (note 5)		1,275	1,473	993	1,146
Other assets, net (notes 6 and 10)		74,452	108,746	57,953	84,647

Total assets	~~W~~	26,376,349	25,913,566	$20,531,135	20,170,908

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (note 7)	~~W~~	890,300	1,155,300	$693,002	899,276
Debentures, net (note 8)		5,891,110	7,078,333	4,585,592	5,509,717
Retirement and severance benefits		1,743	961	1,357	748
Other liabilities (notes 9, 10 and 14)		59,525	73,089	46,334	56,892

Total liabilities		6,842,678	8,307,683	5,326,285	6,466,633

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 12)

Common stock		2,370,998	1,980,998	1,845,566	1,541,993

Authorized — 1,000,000,000 shares
Issued and outstanding :
474,199,587 shares in 2009
396,199,587 shares in 2008

Redeemable and convertible preferred stock		481,475	481,475	374,776	374,776

Issued and outstanding :
62,411,251 shares in 2009 and 2008

Capital surplus		9,918,032	9,032,572	7,720,115	7,030,880
Retained earnings (note 13)		6,614,439	6,301,394	5,148,625	4,904,954
Capital adjustments		(417,868)	(432,887)	(325,265)	(336,956)
Accumulated other comprehensive income (notes 3 and 18)		566,595	242,331	441,033	188,628

Total stockholders’ equity		19,533,671	17,605,883	15,204,850	13,704,275

Commitment and contingencies (note 11)

Total liabilities and stockholders’ equity	~~W~~	26,376,349	25,913,566	$20,531,135	20,170,908

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won					U.S. dollars (note 2)
						Three-
						month	Six-month
						period	period
	Three-month period			Six-month period		ended June	ended June
	ended June 30,			ended June 30,		30,	30,
	2009		2008	2009	2008	2009	2009

Operating revenue:

Gain from equity method investment securities (notes 3 and 23)	~~W~~	478,319	794,074	648,242	1,501,982	$372,320	504,586
Interest income (note 10)		39,469	34,507	79,279	61,506	30,722	61,710
Royalty (note 10)		33,997	67,775	67,990	67,775	26,463	52,923
Other		1,674	—	2,669	—	1,303	2,078

		553,459	896,356	798,180	1,631,263	430,808	621,297

Operating expense:

Loss from equity method investment securities (notes 3 and 23)		—	1,733	—	4,280	—	—
Interest expense		109,006	90,076	225,670	189,864	84,849	175,660
Fees and commission		123	30	156	90	96	121
General and administrative expenses (notes 10 and 15)		15,108	13,510	24,647	25,667	11,760	19,185

		124,237	105,349	250,473	219,901	96,705	194,966

Operating income		429,222	791,007	547,707	1,411,362	334,103	426,331

Non-operating income, net		10,387	270	10,367	270	8,085	8,070

Income before income taxes		439,609	791,277	558,074	1,411,632	342,188	434,401

Income tax benefits (note 16)		—	—	13	—	—	10

Net income	~~W~~	439,609	791,277	558,087	1,411,632	$342,188	434,411

Earnings per share in Won and U.S. dollars (note 17)	~~W~~	798	1,728	975	3,048	$0.62	0.76

Diluted earnings per share in Won and U.S. dollars (note 17)	~~W~~	788	1,683	973	2,971	$0.61	0.76

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity
For the six-month periods ended June 30, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid						(244,988)	(244,988)
Common stock issuance		390,000	885,260	—	—	—	1,275,260
Net income		—	—	—	—	558,087	558,087
Changes in retained earnings of subsidiaries		—	—	—	—	(54)	(54)
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	324,264	—	324,264
Changes in other capital surplus		—	200	—	—	—	200
Changes in other capital adjustment		—	—	15,019	—	—	15,019

Balance at June 30, 2009	~~W~~	2,852,473	9,918,032	(417,868)	566,595	6,614,439	19,533,671

Balance at January 1, 2009		$1,916,769	7,030,880	(336,956)	188,628	4,904,954	13,704,275
Dividends paid						(190,697)	(190,697)
Common stock issuance		303,573	689,079	—	—	—	992,652
Net income		—	—	—	—	434,411	434,411
Changes in retained earnings of subsidiaries		—	—	—	—	(43)	(43)
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	252,405	—	252,405
Changes in other capital surplus		—	156	—	—	—	156
Changes in other capital adjustment		—	—	11,691	—	—	11,691

Balance at June 30, 2009		$2,220,342	7,720,115	(325,265)	441,033	5,148,625	15,204,850

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity, Continued
For the six-month periods ended June 30, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801
Cumulative effect for accounting changes		—	383,773	(413,189)	(167,453)	196,869

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801
Dividends paid						(620,442)	(620,442)
Net income		—	—	—	—	1,411,632	1,411,632
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	(302,657)	—	(302,657)
Changes in retained earnings of subsidiaries		—	—	—	—	6,022	6,022
Changes in other capital adjustment		—	—	(271)	—	—	(271)

Balance at June 30, 2008	~~W~~	2,462,473	9,032,572	(413,460)	1,174,605	6,215,895	18,472,085

Balance at January 1, 2008		$1,916,769	6,732,155	—	1,280,233	4,064,617	13,993,774
Cumulative effect for accounting changes		—	298,726	(321,623)	(130,344)	153,241

		1,916,769	7,030,880	(321,623)	1,149,889	4,217,859	13,993,774
Dividends paid						(482,947)	(482,947)
Net income		—	—	—	—	1,098,803	1,098,803
Changes in unrealized holding gain (loss) on equity method investment securities		—	—	—	(235,586)	—	(235,586)
Changes in retained earnings of subsidiaries		—	—	—	—	4,687	4,687
Changes in other capital adjustment		—	—	(211)	—	—	(211)

Balance at June 30, 2008		$1,916,769	7,030,880	(321,834)	914,303	4,838,402	14,378,520

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2009		2008	2009	2008
Cash flows from operating activities:

Net income	~~W~~	558,087	1,411,632	$434,411	1,098,803

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		229	236	178	184
Amortization		204	148	159	115
Provision for (reversal of) allowance for loan losses		(2,669)	3,200	(2,078)	2,491
Provision for retirement and severance benefits		611	252	476	196
Gain from equity method investment securities, net		(648,242)	(1,497,702)	(504,586)	(1,165,799)
Gain from disposition of equity method investment securities, net		(10,509)	—	(8,180)	—
Gain from disposition of property and equipment		(38)	—	(30)	—
Share-based compensation costs		368	(3,538)	286	(2,754)
Other		2,777	2,431	2,162	1,892

Changes in assets and liabilities:
Dividends received from equity method investment securities		146,241	1,331,848	125,672	1,036,700
Decrease in other assets		46,578	13,675	24,417	10,645
Increase (decrease) in other liabilities		(11,419)	10,452	(8,925)	8,136
Retirement and severance benefits paid		(380)	(238)	(259)	(185)
Decrease in deposit for severance benefit insurance		187187	259	146146	202

Net cash provided by operating activities		82,025	1,272,655	63,849	990,626

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		52,665	900,283	40,994	700,773
Collection of loans		585,000	165,000	455,359	128,435
Decrease in property and equipment		59	—	46	—
Decrease in other assets		1,008	1,094	784	852

		638,732	1,066,377	497,183	830,060

Cash used in investing activities:

Purchase of equity method investment securities		(31,048)	—	(24,168)	—
Loan originations		(50,000)	(805,000)	(38,920)	(626,605)
Purchase of property and equipment		(54)	(1,355)	(42)	(1,055)
Increase in other assets		(543)	(1,637)	(423)	(1,274)

		(81,645)	(807,992)	(63,553)	(628,934)

Net cash provided by investing activities	~~W~~	557,087	258,385	$433,630	201,126

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the six-month periods ended June 30, 2009 and 2008
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2009		2008	2009	2008

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings	~~W~~	50,000	5,000	$38,919	3,892
Proceeds from issuance of debentures		—	800,000	—	622,713
Proceeds from issuance of common stock		1,310,400	—	1,020,005	—

		1,360,400	805,000	1,058,924	626,605

Cash used in financing activities:

Repayment of borrowings		(315,000)	(1,135,000)	(245,193)	(883,475)
Repayment of debentures		(1,190,000)	(210,000)	(926,286)	(163,462)
Debentures issuance cost paid		—	(3,071)	—	(2,390)
Stock issuance cost paid		(35,140)	—	(27,353)	—
Dividends paid		(245,032)	(619,863)	(190,731)	(482,496)

		(1,785,172)	(1,967,934)	(1,389,563)	(1,531,823)

Net cash used in financing activities		(424,772)	(1,162,934)	(330,639)	(905,218)

Net increase in cash and due from banks		214,340	368,106	166,840	286,534

Cash and due from banks at beginning of period		670,815	131,994	522,157	102,743

Cash and due from banks at end of period	~~W~~	885,155	500,100	$688,997	389,277

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of June 30, 2009, the Company had 11 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

In accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, the Company disposed 4,700,001 shares of SH&C Life Insurance Co., Ltd.: 3,290,002 shares to BNP Paribas Assurance and 1,409,999 shares to Shinhan Bank, respectively, effective June 26, 2009. As a result, SH&C Life Insurance Co., Ltd. was excluded from the subsidiary of the Company.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of June 30, 2009, Shinhan Bank operated through 824 domestic branches, 99 depository offices and 10 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. Shinhan Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act.

As of June 30, 2009, Shinhan Card had 48 branches, approximately 2.33 million merchants in its network, 13.87 million active credit card holders, and its capital stock amounted to ~~W~~ 626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)
(1)	General Description of the Company, Continued
(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of June 30, 2009, it operated through 86 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of June 30, 2009, Shinhan Life Insurance operated through 153 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd.. Shinhan Capital’s capital stock as of June 30, 2009 amounted to ~~W~~180,000 million.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of June 30, 2009 amounted to ~~W~~110,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of June 30, 2009 amounted to ~~W~~3,000 million.

(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of June 30, 2009 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)
(1)	General Description of the Company, Continued
(i)	Shinhan BNP Paribas Asset Management Co., Ltd. (formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.)

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd. in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’ stock at a ratio of 0.786083. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50.00% to 73.47%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.

Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”)’s capital stock as of June 30, 2009 amounted to ~~W~~75,374 million.

(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of June 30, 2009 amounted to ~~W~~1,000 million.

(k)	SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card (formerly LG Card Co., Ltd.). SHC Management’s capital stock as of June 30, 2009 amounted to ~~W~~500 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)
(1)	General Description, Continued

Details of ownership as of June 30, 2009 and December 31, 2008 were as follows:

		2009		2008
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Good Morning Shinhan Securities	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,585	65.0	4,000,001	50.0
	SH Asset Management	—	—	9,000,000	100.0
	SH&C Life Insurance	—	—	4,700,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
Shinhan Card	Shinhan Financial Group	529	0.0	529	0.0

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.
(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,284.7 to US$1, the basic exchange rate on June 30, 2009. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.
(c)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Investments in Associates, Subsidiaries and Joint Ventures, Continued

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.
(d)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.
(e)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	²
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.
(f)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(g)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.
(h)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated statements of financial position. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits.
(i)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.
(j)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(k)	Interest income

Interest income on bank deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.
(l)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.
(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.
(n)	Earnings per share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(3)	Equity Method Investment Securities

Details of equity method investment securities as of June 30, 2009 and December 31, 2008 were as follows:

	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(12,569)	254,725	—	53	173,582	(54)	12,633,093
Shinhan Card		7,237,665	(49,064)	215,851	—	—	99,861	—	7,504,313
Good Morning Shinhan Securities		1,803,002	(30,000)	68,551	200	—	26,533	—	1,868,286
Shinhan Life Insurance		846,106	(20,000)	70,712	—	—	19,178	—	915,996
Shinhan Capital		377,662	(24,991)	18,526	—	—	7,290	—	378,487
Jeju Bank		95,581	27,745	4,385	—	4,954	(1,598)	—	131,067
Shinhan Credit Information		14,268	—	795	—	—	—	—	15,063
Shinhan PE		11,059	—	2,059	—	—	—	—	13,118
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	38,652	10,938	—	(1,745)	322	—	81,485
SH&C Life Insurance		24,677	(25,438)	1,665	—	—	(904)	—	—
Shinhan Macquarie		—	—	—	—	—	—	—	—
SHC Management		8,899	—	35	—	—	—	—	8,934

	~~W~~	22,734,582	(160,654)	648,242	200	3,262	324,264	(54)	23,549,842

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~304 million and ~~W~~2,075 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~102,880 million as of June 30, 2009 based on the quoted market price (~~W~~6,750 per share) at that date.

Changes in (negative) goodwill for the six-month period ended June 30, 2009 were as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	531,217	2,216	(30,691)	502,742
Shinhan Card		3,584,041	1,084	(151,624)	3,433,501
Good Morning Shinhan Securities		59,516	—	(8,502)	51,014
Shinhan Life Insurance		289,137	—	(20,901)	268,236
Shinhan Capital		8,373	3	(354)	8,022
Jeju Bank		(2,228)	—	343	(1,885)

	~~W~~	4,470,056	3,303	(211,729)	4,261,630

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(3)	Equity Method Investment Securities, Continued

Changes in unrealized gains (losses) under the application of equity method for the six-month period ended June 30, 2009 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	7,664	(16,409)	(8,745)
Shinhan Card	Allowance for loan losses		5,939	(1,433)	4,506
Good Morning Shinhan Securities	Commission expense		(7,310)	249	(7,061)
Shinhan Life Insurance	Deferred acquisition costs		(49,779)	37	(49,742)
Shinhan Capital	Allowance for loan losses		5,232	(1,213)	4,019
Shinhan Credit Information	Allowance for loan losses		1	—	1
Shinhan PE	Allowance for loan losses		50	(25)	25
Shinhan BNP Paribas AMC	Allowance for loan losses		—	76	76
SH&C Life Insurance	Deferred acquisition costs		(12,672)	12,672	—

		~~W~~	(50,875)	(6,046)	(56,921)

	2008
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	11,620,851	487,028	1,272,763	—	(19,572)	(1,164,303)	20,589	12,217,356
Shinhan Card		8,050,796	(1,310,073)	587,111	(78,391)	—	(11,778)	—	7,237,665
Good Morning Shinhan Securities		1,696,710	—	136,621	—	—	(30,329)	—	1,803,002
Shinhan Life Insurance		815,188	(30,000)	70,640	—	(26)	(9,696)	—	846,106
Shinhan Capital		321,340	9,240	67,547	3,123	—	(23,588)	—	377,662
Jeju Bank		77,689	—	14,595	—	(8)	3,305	—	95,581
Shinhan Credit Information		12,365	—	1,903	—	—	—	—	14,268
Shinhan PE		10,631	—	418	—	(50)	60	—	11,059
SH Asset Management		—	64,989	—	—	—	—	—	64,989
Shinhan BNP Paribas AMC		30,841	(11,600)	14,077	—	—	—	—	33,318
SH&C Life Insurance		17,025	8,500	(2,204)	—	(42)	1,398	—	24,677
Shinhan Macquarie		3,534	(410)	(3,124)	—	—	—	—	—
SHC Management		1,086,650	(1,171,987)	18,968	75,268	—	—	—	8,899

	~~W~~	23,743,620	(1,954,313)	2,179,315	—	(19,698)	(1,234,931)	20,589	22,734,582

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~1,771 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~84,324 million as of December 31, 2008 based on the quoted market price (~~W~~8,700 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(3)	Equity Method Investment Securities, Continued

Changes in (negative) goodwill for the year ended December 31, 2008 were as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	592,511	—	(61,294)	531,217
Shinhan Card		3,964,404	(9,240)	(371,123)	3,584,041
Good Morning Shinhan Securities		76,522	—	(17,006)	59,516
Shinhan Life Insurance		330,939	—	(41,802)	289,137
Shinhan Capital		—	9,240	(867)	8,373
Jeju Bank		(2,915)	—	687	(2,228)

	~~W~~	4,961,461	—	(491,405)	4,470,056

Changes in unrealized gains (losses) under the application of equity method for the year ended December 31, 2008 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	(91,920)	99,584	7,664
Shinhan Card	Allowance for loan losses		3,250	2,689	5,939
Good Morning Shinhan Securities	Commission expense		(6,909)	(401)	(7,310)
Shinhan Life Insurance	Deferred acquisition costs		(23,631)	(26,148)	(49,779)
Shinhan Capital	Allowance for loan losses		2,950	2,282	5,232
Shinhan Credit Information	Allowance for loan losses		—	1	1
Shinhan PE	Allowance for loan losses		25	25	50
SH&C Life Insurance	Deferred acquisition costs		(8,143)	(4,529)	(12,672)

		~~W~~	(124,378)	73,503	(50,875)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(4)	Loans
(a)	Loans as of June 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Loans in Won	~~W~~	1,875,000	2,410,000
Less: allowance for loan losses		(9,375)	(12,050)

	~~W~~	1,865,625	2,397,950

(b)	Detail of loans in Won as of June 30, 2009 and December 31, 2008 were as follows:

	2009			2008
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.23~8.12	~~W~~	900,000	5.23~8.12	~~W~~	1,180,000
Shinhan Capital	4.99~8.20		800,000	4.99~8.20		1,040,000
Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	6.85		5,000	6.18~6.85		10,000
SH&C Life Insurance	—		—	9.00		10,000

		~~W~~	1,875,000		~~W~~	2,410,000
Allowance for loan losses			(9,375)			(12,050)

		~~W~~	1,865,625		~~W~~	2,397,950

(c)	The maturities of loans as of June 30, 2009 and December 31, 2008 were as follows:

	2009		2008
Due in three months or less	~~W~~	5,000	220,000
Due after three months through six months		120,000	255,000
Due after six months through 12 months		100,000	125,000
Due after one year through three years		1,450,000	1,400,000
Thereafter		200,000	410,000

	~~W~~	1,875,000	2,410,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)

(5)	Property and Equipment
Property and equipment as of June 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008

Property and equipment:
Vehicles	~~W~~	—	171
Furniture and fixtures		1,529	1,599
Leasehold improvements		3,167	3,150

		4,696	4,920
Less: accumulated depreciation		(3,421)	(3,447)

	~~W~~	1,275	1,473

(6)	Other Assets
Other assets as of June 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Security deposits paid (note 10)	~~W~~	8,974	9,982
Software		1,104	764
Account receivables (note 10)		26,413	19,938
Accrued interest income (note 10)		8,876	14,160
Advance payments		1,126	1,242
Prepaid expenses		24,314	59,012
Other		3,826	3,824

		74,633	108,922
Less: allownace for losses		(181)	(176)

	~~W~~	74,452	108,746

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)

(7)	Borrowings
(a)	Borrowings as of June 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
	Interest rate (%)	Amount	Interest rate (%)	Amount
Commercial Papers	5.98 ~ 8.13	890,300	5.98 ~ 8.13	1,155,300
(b)	The maturities of borrowings as of June 30, 2009 and December 31, 2008 were as follows:

	2009		2008
Due in three months or less	~~W~~	41,100	100,000
Due after three months through six months		799,200	215,000
Due after six months through 12 months		50,000	840,300

	~~W~~	890,300	1,155,300

(8)	Debentures
(a)	Debentures as of June 30, 2009 and December 31, 2008 consisted of the following:

	Won
	2009		2008
Debentures in Won	~~W~~	5,900,000	7,090,000
Less: discount on debentures		(8,890)	(11,667)

	~~W~~	5,891,110	7,078,333

(b)	Details of debentures as of June 30, 2009 and December 31, 2008 were as follows:

Issue date	Maturity date	Interest rate (%)	2009	2008
Unsecured debentures in Won:
March 24, 2004	March 24, 2009	5.11	—	20,000
June 25, 2004	June 25, 2009	4.93	—	50,000
July 8, 2004	July 8, 2009	4.81	100,000	100,000
January 31, 2005	January 31, 2010	4.59	70,000	70,000
June 29, 2005	June 29, 2010	4.28	150,000	150,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)

(8)	Debentures, Continued

Issue date	Maturity date	Interest rate (%)	2009	2008
January 24, 2006	January 24, 2009	5.24	—	100,000
February 27, 2006	February 27, 2009	5.07	—	100,000
April 24, 2006	April 24, 2009	5.09	—	200,000
June 28, 2006	June 28, 2009	5.25	—	220,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
June 29, 2006	June 29, 2009	5.24	—	100,000
June 29, 2006	June 29, 2009	5.32	—	100,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000
September 26, 2006	September 26, 2009	4.81	50,000	50,000
September 26, 2006	September 26, 2011	4.91	50,000	50,000
November 29, 2006	November 29, 2009	4.99	250,000	250,000
November 29, 2006	November 29, 2011	5.06	100,000	100,000
November 29, 2006	November 29, 2013	5.16	150,000	150,000
December 27, 2006	December 27, 2009	5.05	250,000	250,000
December 27, 2006	December 27, 2011	5.17	100,000	100,000
December 27, 2006	December 27, 2013	5.24	150,000	150,000
January 24, 2007	January 23, 2009	5.33	—	300,000
January 25, 2007	January 25, 2010	5.25	250,000	250,000
January 25, 2007	January 25, 2012	5.29	100,000	100,000
January 25, 2007	January 25, 2014	5.40	150,000	150,000
February 23, 2007	February 23, 2010	5.09	250,000	250,000
February 23, 2007	February 23, 2012	5.12	100,000	100,000
February 23, 2007	February 23, 2014	5.27	150,000	150,000
April 13, 2007	April 13, 2010	5.24	50,000	50,000
April 13, 2007	April 13, 2012	5.28	50,000	50,000
May 9, 2007	May 9, 2010	5.31	100,000	100,000
May 9, 2007	May 9, 2012	5.35	100,000	100,000
June 8, 2007	June 8, 2010	5.48	200,000	200,000
June 8, 2007	June 8, 2012	5.54	250,000	250,000
June 8, 2007	June 8, 2014	5.58	100,000	100,000
September 27, 2007	September 27, 2009	5.52	350,000	350,000
September 27, 2007	September 27, 2010	5.91	100,000	100,000
November 27, 2007	November 27, 2010	6.24	50,000	50,000
November 27, 2007	November 27, 2012	6.33	100,000	100,000
December 18, 2007	December 18, 2010	6.69	50,000	50,000
December 18, 2007	December 18, 2012	6.78	50,000	50,000
January 23, 2008	January 23, 2011	6.46	150,000	150,000
January 23, 2008	January 23, 2013	6.51	50,000	50,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)

(8)	Debentures, Continued

Issue date	Maturity date	Interest rate (%)	2009		2008
February 21, 2008	February 21, 2011	5.51		150,000	150,000
March 12, 2008	March 12, 2011	5.71		250,000	250,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		40,000	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000

				5,900,000	7,090,000
Discount on debentures				(8,890)	(11,667)

			~~W~~	5,891,110	7,078,333

(c)	The maturities of debentures as of June 30, 2009 and December 31, 2008 were as follows:

	2009		2008
Due in three months or less	~~W~~	500,000	520,000
Due after three months through six months		500,000	670,000
Due after six months through 12 months		1,070,000	1,000,000
Due after one year through three years		2,870,000	3,340,000
Thereafter		960,000	1,560,000

	~~W~~	5,900,000	7,090,000

(9)	Other Liabilities
Other liabilities as of June 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Withholding taxes	~~W~~	3,440	3,509
Dividends payable		2,634	2,678
Accounts payable		2,344	1,936
Accrued expenses		45,737	56,113
Unearned interest		5,370	8,853

	~~W~~	59,525	73,089

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(10)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2009 and 2008 were as follows:

		Three-month period ended			Six-month period ended
		June 30,			June 30,
Related party	Account	2009		2008	2009	2008
Shinhan Bank	Interest income	~~W~~	2,139	3,436	2,955	4,161
²	Royalty		28,283	45,871	56,618	45,871
Shinhan Card	Interest income		16,471	11,810	34,468	20,115
²	Royalty		2,368	9,499	4,741	9,499
Good Morning Shinhan Securities	Interest income		2,329	2,312	4,658	4,658
²	Royalty		1,072	4,325	2,189	4,325
Shinhan Life Insurance	Royalty		1,678	6,619	3,244	6,619
Shinhan Capital	Interest income		13,928	13,555	29,796	26,652
²	Royalty		365	683	731	683
Jeju Bank	Royalty		125	485	250	485
Shinhan Credit Information	Royalty		15	72	30	72
Shinhan PE	Interest income		159	69	320	138
²	Royalty		3	7	6	7
Shinhan BNP Paribas AMC	Royalty		35	78	71	78
SH&C Life Insurance	Interest income		—	—	222	—
²	Royalty		30	—	58	—
Shinhan Macquarie	Royalty		1	—	8	—
Shinhan Data System	Royalty		13	47	25	47
Shinhan Aitas	Royalty		9	—	19	—
SHC Management	Royalty		—	90	—	90

		~~W~~	69,023	98,958	140,409	123,500

Shinhan Bank	Rental expense		151	174	422	377
Good Morning Shinhan Securities	Commission expense		—	—	200	465
Shinhan Data System	Commission expense		54	—	68	—

		~~W~~	205	174	690	842

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(10)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of June 30, 2009 and December 31, 2008 were as follows:

Creditor	Debtor	Account	2009		2008
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	102,510	305,771
²	²	Security deposits paid		8,974	9,982
²	²	Accrued interest income		29	235
²	²	Accounts receivable		7,669	9,912
²	²	Deposit for severance benefit		1,344	1,531
²	Shinhan Card	Loans in Won		900,000	1,180,000
²	²	Accrued interest income		3,868	6,988
²	²	Accounts receivable		890	891
²	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
²	²	Accrued interest income		1,544	1,544
²	²	Accounts receivable		1,346	995
²	Shinhan Life Insurance	Accounts receivable		662	355
²	Shinhan Capital	Loans in Won		800,000	1,040,000
²	²	Accrued interest income		3,362	5,316
²	²	Accounts receivable		448	1,145
²	Shinhan Credit Information	Accounts receivable		105	97
²	Shinhan PE	Loans in Won		5,000	10,000
	Shinhan BNP Paribas AMC	Accounts receivable		15,233	—
²	SH&C Life Insurance	Accrued interest income		—	12
²	²	Loans in Won		—	10,000
²	Shinhan Macquarie	Accounts receivable		73	59
²	SHC Management	Accounts receivable		24	12
²	SH Asset Management	Accounts receivable		—	14
²	Shinhan Data System	Accounts receivable		36	36

			~~W~~	2,023,117	2,754,895

Shinhan Card	Shinhan Financial Group	Accounts payable		209	152
Shinhan Capital	²	Unearned interest		5,330	8,492
Shinhan PE	²	Unearned interest		40	361
Shinhan Data System	²	Accounts payable		56	—

			~~W~~	5,635	9,005

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(10)	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the six-month periods ended June 30, 2009 and 2008 was as follows:

	2009		2008
Salaries	~~W~~	2,482	3,416
Share-based payment		574	(3,102)
Performance compensation		1,094	1,864

	~~W~~	4,150	2,178

(11)	Commitments and Contingencies

As of June 30, 2009, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

Plaintiff	Description	Claim Amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	9,059	Pending in Seoul High Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won, except shares)
(Unaudited)
(12)	Capital Stock
(a)	As of June 30, 2009 details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%)(*)	Redeemable period
Redeemable preferred stock:
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	47,690,251
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	62,411,251

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:

Conversion period : January 26, 2008 - January 25, 2012

Conversion ratio : One common stock per one preferred stock

Conversion price in Won : ~~W~~57,806
The following redeemable preferred stocks were redeemed as of June 30, 2009. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2008	Series 3	9,316,792	172,812
	Series 7	2,433,334	365,022
2007	Series 2	9,316,792	172,812
2006	Series 1	9,316,792	172,831
	Series 6	3,500,000	525,033

		33,883,710	1,408,510

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won, except shares)
(Unaudited)

(12)	Capital Stock, Continued
(b)	Details of changes in capital stock for the six-month period ended June 30, 2009 and the year ended December 31, 2008 were as follows:

	Number of	Capital	Preferred
	shares	stock	stock
Balance at January 1, 2008	470,360,964	1,980,998	481,475
Repayment of preferred stock	(11,750,126)	—	—

Balance at December 31, 2008	458,610,838	1,980,998	481,475

Issuance of common stock	78,000,000	390,000	—

Balance at June 30, 2009	536,610,838	2,370,998	481,475

(13)	Retained Earnings
Retained earnings as of June 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Legal reserve	~~W~~	1,021,878	819,838
Other reserve		172,793	—
Retained earnings before appropriation		5,419,768	5,481,556

	~~W~~	6,614,439	6,301,394

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(14)	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of June 30, 2009 were as follows:

	4th grant		5th grant
Grant date	March 30, 2005		March 21, 2006
Exercise price in Won	~~W~~	28,006	~~W~~	38,829
Number of shares granted		2,695,200		3,296,200
Vesting period	Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2009		1,983,258		2,765,738
Exercised or canceled		—		39,865
Balance at June 30, 2009		1,983,258		2,725,873
Exercisable at June 30, 2009		1,983,258		2,725,873

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(14)	Share-Based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of June 30, 2009 were as follows:

		6th grant	7th grant
Grant date		March 20, 2007	March 19, 2008
Exercise price in Won		~~W~~54,560	~~W~~49,053
Number of shares granted		1,301,050	808,700
Vesting period		Within four years after three years from grant date	Within four years after three years from grant date
Terms:
Service period		Two years from grant date	Two years from grant date
Market performance
Management		Increase rate of stock price and target ROE	Increase rate of stock price and target ROE
Employee		Achievement of annual target ROE for three consecutive years	—
Changes in number of shares granted:
Outstanding at January 1, 2009		1,157,898	702,860
Granted		—	—
Canceled or forfeited		47,471	26,222
Exercised		—	—
Outstanding at June 30, 2009		1,110,427	676,638
Exercisable at June 30, 2009		—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate		4.08%	4.31%
Expected exercise period		2.75 years	3.75 years
Expected stock price volatility		41.75%	37.72%
Expected dividend yield		1.21%	1.96%
Weighted average fair value	Management : Employee :	~~W~~3,966 ~~W~~4,425	~~W~~5,264
The Company has the option to settle cash or equity in respect to share-based payments. For the sixth and seventh grant, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)

(14)	Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the six-month period ended June 30, 2009 were as follows:

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
2nd	Recorded at beginning of the year	~~W~~	7,303	24,252	31,555
	Incurred during the year		(84)	(450)	(534)
	To be recorded in subsequent years		—	—	—

3rd	Recorded at beginning of the year		8,159	20,969	29,128
	Incurred during the year		(144)	(1,038)	(1,182)
	To be recorded in subsequent years		—	—	—

4th	Recorded at beginning of the year		1,374	12,517	13,891
	Incurred during the year		(12)	(54)	(66)
	To be recorded in subsequent years		—	—	—

6th	Recorded at beginning of the year		428	2,113	2,541
	Incurred during the year		300	1,675	1,975
	To be recorded in subsequent years		—	—	—

7th	Recorded at beginning of the year		183	885	1,068
	Incurred during the year		308	1,183	1,491
	To be recorded in subsequent years		176	811	987

Total	Recorded at beginning of the year		17,447	60,736	78,183
	Incurred during the year		368	1,316	1,684
	To be recorded in subsequent years	~~W~~	176	811	987

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(15)	General and Administrative Expenses

Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2009 and 2008 were as follows:

	Three-month period			Six-month period
	ended June 30,			ended June 30
	2009		2008	2009	2008
Salaries	~~W~~	5,923	3,560	7,996	6,761
Provision for retirement and severance benefits		68	222	611	252
Other employee benefits		162	624	740	967
Rental		335	303	606	598
Entertainment		359	217	629	441
Depreciation		115	139	229	236
Amortization		102	125	204	148
Bad debt expense		—	600	—	3,200
Taxes and dues		30	35	106	118
Advertising		1,398	5,466	3,311	6,965
Fees and commission		5,921	1,465	8,754	4,388
Other		695	754	1,461	1,593

	~~W~~	15,108	13,510	24,647	25,667

(16)	Income Taxes
(a)	For the six-month period ended June 30, 2009, the Company recognized ~~W~~13 million of income tax benefits, resulting from the reversal of income tax.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the six-month period ended June 30, 2009 were as follows:

	2009
Statutory tax rate		24.2%
Net income before income tax expense	~~W~~	558,074
Income tax calculated at the statutory tax rate		135,054
Adjustment:
Income not assessable for tax purposes		(19,266)
Expenses not deductible for tax purposes		690
Unrealizable temporary difference		(108,202)
Other		(8,276)
Reversal of income tax		(13)

Income tax benefits	~~W~~	(13)
Effective income tax rate		0.00%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(16)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the six-month periods ended June 30, 2009 and 2008 were as follows:

	2009
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:
Equity method investment securities	~~W~~	(4,793,469)	(993,545)	(165,192)	(5,621,822)
Retirement and severance benefits		1,620	611	187	2,044
Accrued expenses		7,627	—	1,271	6,356
Deposit for severance benefit insurance		(1,531)	—	(187)	(1,344)

Total temporary differences		(4,785,753)	(992,934)	(163,921)	(5,614,766)
Unrealizable temporary differences (*1)		4,575,446			5,620,443

Net temporary differences		(210,307)			5,677

Tax effects of temporary differences		(46,267)			1,249

Tax effects of tax loss carryforwards		66,182			68,494

Net tax effects		19,915			69,743

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of June 30, 2009 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~5,621,822 million less realizable portion of ~~W~~1,379 million.
The net tax effects of ~~W~~69,743 million as of June 30, 2009 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(16)	Income Taxes, Continued

	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:
Equity method investment securities	~~W~~	(6,196,693)	(1,503,724)	(1,995,890)	(5,704,527)
Retirement and severance benefits		1,508	—	259	1,249
Accrued expenses		23,935	1,864	4,715	21,084
Deposit for severance benefit insurance		(1,189)	—	(259)	(930)

Total temporary differences		(6,172,439)	(1,501,860)	(1,991,175)	(5,683,124)
Unrealizable temporary differences (*1)		6,189,425			5,698,148

Net temporary differences	~~W~~	16,986			15,024

Tax effects of temporary differences		4,671			4,132

Tax effects of tax loss carryforwards		65,803			64,630

Net tax effects	~~W~~	70,474			68,762

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of June 30, 2008 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~5,704,527 million less realizable portion of ~~W~~6,379 million.
The net tax effects of ~~W~~68,762 million as of June 30, 2008 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(16)	Income Taxes, Continued
(d)	Deductible temporary differences and the carryforwards of unused tax losses in respect of which deferred tax assets have not been recognized as of June 30, 2009 were as follows:

	Amount		Maturity date
Unused tax losses:
For the year ended December 31, 2004	~~W~~	13,514	2009
For the year ended December 31, 2005		65,132	2010
For the year ended December 31, 2006		55,913	2011
For the year ended December 31, 2007		164,913	2012
For the six-month period ended June 30, 2009		10,514	2019

		309,986

Temporary differences:
Retirement and severance benefits		2,044	—
Accrued expenses		6,356	2010

		8,400

	~~W~~	318,386

(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of June 30, 2009 and 2008 were as follows:

	2009		2008
Investments in subsidiaries	~~W~~	5,621,822	5,704,527
Deposit for severance benefit insurance		1,344	930

	~~W~~	5,623,166	5,705,457

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won, except per share)
(Unaudited)

(17)	Earning Per Share
(a)	Earning per share

Earning per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and six-month periods ended June 30, 2009 and 2008 were as follows:

	Three-month period ended			Six-month period
	June 30,			ended June 30,
	2009		2008	2009	2008

Net income for period	~~W~~	439,610	791,277	558,087	1,411,632
Less: dividends on preferred stock		61,079	69,375	120,815	138,750

Net income available for common stock		378,531	721,902	437,272	1,272,882
Weighted average number of common shares outstanding		474,199,058	417,673,260	448,590,685	417,673,260

Earnings per share in Won	~~W~~	798	1,728	975	3,048

(*1)	Weighted average number of common shares outstanding for the six-month period ended June 30, 2009 and 2008 were as follows:

	Three-month period ended June 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares

Outstanding at April 1, 2009	474,199,587	91	43,152,162,417
Treasury stocks	(529)	91	(48,139)

Outstanding at June 30, 2009	474,199,058		43,152,114,278

			91

Weighted average number of common shares			474,199,058

	Six-month period ended June 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares

Outstanding at January 1, 2009	417,673,789	181	75,598,955,809
Treasury stocks	(529)	181	(95,749)
Common Stock Issuance	54,497,285	99	5,395,231,215
Capital increase without consideration	2,028,513	99	200,822,787

Outstanding at June 30, 2009	474,199,058		81,194,914,062

			181

Weighted average number of common shares			448,590,685

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)

(17)	Earning Per Share, Continued

	Three-month period ended June 30, 2008
	Number	Number	Accumulated number
	of shares	of days	of shares

Outstanding at April 1, 2008	396,199,587	91	36,054,162,417
Treasury stocks	(529)	91	(48,139)
Capital increase without consideration	21,474,202	91	1,954,152,382

Outstanding at June 30, 2008	417,673,260		38,008,266,660

			91

Weighted average number of common shares			417,673,260

	Six-month period ended June 30, 2008
	Number	Number	Accumulated number
	of shares	of days	of shares

Outstanding at January 1, 2008	396,199,587	182	72,108,324,834
Treasury stocks	(529)	182	(96,278)
Capital increase without consideration	21,474,202	182	3,908,304,764

Outstanding at June 30, 2008	417,673,260		76,016,533,320

			182

Weighted average number of common shares			417,673,260

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won, except per share)
(Unaudited)

(17)	Earning Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and six-month periods ended June 30, 2009 and 2008 were as follows:

	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2009		2008	2009	2008

Ordinary income available for common stock	~~W~~	378,531	721,902	437,272	1,272,882
Add: dividends on redeemable convertible preferred stock		6,895	6,876	13,639	13,753

Diluted net earnings		385,426	728,778	450,911	1,286,635
Weighted average number of common shares outstanding (diluted)		488,920,058	433,089,328	463,311,685	433,036,741

Diluted earnings per share in Won	~~W~~	788	1,683	973	2,971

(c)	Earnings per share and diluted earnings per share for the six-month period ended June 30, 2008 which were ~~W~~3,213 and ~~W~~3,014, respectively and for the three-month period ended June 30, 2008 which were ~~W~~1,822 and ~~W~~1,772, respectively, presented above have been recalculated reflecting the effect of capital increase without consideration resulted from common stock issuance by way of rights issue to stockholders.

(d)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 - March 20, 2014	1,110,427
Stock options	March 20, 2011 - March 19, 2015	676,638

(18)	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of June 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Unrealized holding gain on equity method investment securities	~~W~~	581,009	267,762
Unrealized holding loss from equity method investment securities		(14,414)	(25,431)

	~~W~~	566,595	242,331

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(18)	Accumulated Other Comprehensive Income, Continued
(b)	Comprehensive income for the six-month period ended June 30, 2009 and 2008 were as follows:

	2009		2008
Net income	~~W~~	558,087	1,411,632
Other comprehensive income
Unrealized holding gain on equity method investment securities		313,247	(314,952)
Unrealized holding loss from equity method investment securities		11,017	12,295

Comprehensive income	~~W~~	882,351	1,108,975

(19)	Statements of Cash Flows

Significant transactions not involving cash inflows or outflows for the six-month period ended June 30, 2009 and 2008 were as follows:

	2009		2008
Changes in unrealized holding gain (loss) on equity method investment securities due to application of the equity method	~~W~~	324,264	302,657
Changes in retained earnings due to application of the equity method		54	6,022
Retained earnings appropriated as legal reserve and other reserve		374,833	1,397,906
Dividends declared not yet paid on equity method investment of securities		15,210	12,010
(20)	Plans and status for the First-time Adoption of K-IFRS (International Financing Reporting Standards)
(a)	Preparation of K-IFRS adoption
Under the Financial Supervisory Commission’s announced roadmap for the adoption of K-IFRS in March 2007 and article 13 of the Securities-related External Audit Act, the Company is required to issue financial statements prepared in accordance with K-IFRS from 2011. In August 2007, the Company organized a Task Force Team and performed preliminary analysis of the effects of K-IFRS adoption. The Task Force Team is underway to complete update of the financial reporting system.
(b)	K-IFRS Adoption Status
i)	Action Plan and Current Status
The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.
	Phase 1: Analysis Phase
The Company identified differences between Statements of Korean Financial Accounting Standards (current accounting standards) and K-IFRS and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Company has provided K-IFRS training to strengthen employees’ K-IFRS knowledge.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(Unaudited)
(20)	Plans and status for the First-time Adoption of K-IFRS (International Financing Reporting Standards), Continued
‚	Phase 2: Policy Establishment, System Design and Implementation Phase
Based on the outcome of Phase 1, since March 2008 the Company has been working to establish its K-IFRS accounting procedures, detailed methodologies, and complete the design and implementation of its infrastructure. The Company plans to carry out Phase 2 until October 2009, in which it will complete the system development at the group level and perform sufficient testing to confirm the accuracy of the system’s output.
ƒ	Phase 3: K-IFRS application phase
The Company plans to assure the integrity of data and the completeness of the accounting system through sufficient testing of the establishment of its K-IFRS related infrastructures, which will enable the Company to calculate the underlying financial information by the second quarter of 2010.
ii)	Main Activities
☐	Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals
In consideration of the requirements of K-IFRS and the Group’s current situation, the Company made an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment based on this analysis. In addition, each subsidiary is underway to update its accounting practice manual in line with the financial reporting process of the Group.
☐	System Redesign
The Company is in the process of analyzing a system and defining the elements requiring redesign in order to calculate the financial information and maintain an efficient system under K-IFRS during the reporting period. In addition, the Company is storing data which it intends to process through this new system once it has been completed.
iii)	Composition and Operation of the Action Plan
In order to ensure a smooth transition to K-IFRS, the Company formed its K-IFRS Adoption Task Force Team, which included external consultants from an accounting firm. In order to maximize the efficiency in the major areas affected by the adoption of K-IFRS, the team is performing individual work in a team basis which is divided into its specialized areas such as consolidation, loans, securities and derivatives, other areas and its core members from each subsidiary. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector and external IT system development consultants in order to carry out IT system design and implementation.
(c)	Differences between Accounting under K-IFRS and under K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, loss provisions, revenue recognition and employee benefits, among others. The details will become available after sufficient testing upon the completion of system implementation.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries
(a)	Statements of Financial Position

The condensed statements of financial position of subsidiaries as of June 30, 2009 and December 31, 2008 were as follows:

	2009
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	209,215,336	196,806,723	12,408,613
Shinhan Card		15,723,461	11,651,909	4,071,552
Good Morning Shinhan Securities		8,563,355	6,779,575	1,783,780
Shinhan Life Insurance		9,177,179	8,482,123	695,056
Shinhan Capital		3,696,883	3,330,437	366,446
Jeju Bank		2,860,510	2,652,475	208,035
Shinhan Credit Information		18,240	3,177	15,063
Shinhan PE		18,937	5,841	13,096
Shinhan BNP Paribas AMC		169,181	43,937	125,244
Shinhan Macquarie		12,683	16,834	(4,151)
SHC Management		9,000	66	8,934

	~~W~~	249,464,765	229,773,097	19,691,668

	2008
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	213,569,099	201,621,217	11,947,882
Shinhan Card		17,075,575	13,420,864	3,654,711
Good Morning Shinhan Securities		7,315,710	5,605,646	1,710,064
Shinhan Life Insurance		8,517,262	7,913,024	604,238
Shinhan Capital		4,007,728	3,643,671	364,057
Jeju Bank		2,903,390	2,731,541	171,849
Shinhan Credit Information		16,344	2,077	14,267
Shinhan PE		21,834	10,822	11,012
SH Asset Management		97,880	32,891	64,989
Shinhan BNP Paribas AMC		82,944	16,308	66,636
SH&C Life Insurance		1,269,383	1,194,741	74,642
Shinhan Macquarie		13,297	16,840	(3,543)
SHC Management		12,419	3,520	8,899

	~~W~~	254,902,865	236,213,162	18,689,703

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the three-month and six-month periods ended June 30, 2009 and 2008 were as follows:

	Six-month period ended June 30, 2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	27,724,958	27,314,134	410,824	405,361	275,725
Shinhan Card		1,783,831	1,316,914	466,917	467,653	367,090
Good Morning Shinhan Securities		832,843	745,192	87,651	99,378	77,182
Shinhan Life Insurance		1,542,848	1,425,990	116,858	115,706	91,642
Shinhan Capital		240,431	213,242	27,189	27,215	20,093
Jeju Bank		97,064	89,910	7,154	7,751	5,730
Shinhan Credit Information		17,083	16,244	839	1,021	795
Shinhan PE		3,916	1,329	2,587	2,649	2,084
Shinhan BNP Paribas AMC		53,196	30,041	23,155	22,559	16,711
SH&C Life Insurance		94,367	89,525	4,842	4,863	2,772
Shinhan Macquarie		3,059	3,350	(291)	(591)	(608)
SHC Management		—	286	(286)	22	35

	~~W~~	32,393,596	31,246,157	1,147,439	1,153,587	859,251

	Three-month period ended June 30, 2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	7,910,704	7,616,039	294,665	301,028	201,994
Shinhan Card		969,503	673,664	295,839	294,607	224,521
Good Morning Shinhan Securities		525,432	434,143	91,289	94,044	70,144
Shinhan Life Insurance		776,836	720,253	56,583	56,061	48,428
Shinhan Capital		57,546	45,264	12,282	12,315	9,366
Jeju Bank		46,160	39,426	6,734	6,863	5,154
Shinhan Credit Information		8,746	8,349	397	488	372
Shinhan PE		1,829	679	1,150	1,075	833
Shinhan BNP Paribas AMC		29,583	14,833	14,750	14,754	11,143
SH&C Life Insurance		45,742	43,040	2,702	2,691	2,177
Shinhan Macquarie		2,207	1,818	389	361	114
SHC Management		—	177	(177)	(30)	(25)

	~~W~~	10,374,288	9,597,685	776,603	784,257	574,221

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries, Continued

	Six-month period ended June 30, 2008
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	15,954,726	14,749,253	1,205,473	1,155,574	867,318
Shinhan Card		2,076,265	1,326,083	750,182	799,814	578,968
Good Morning Shinhan Securities		676,962	648,733	28,229	151,228	113,591
Shinhan Life Insurance		1,382,264	1,275,689	106,575	101,530	77,751
Shinhan Capital		255,409	201,199	54,210	55,391	40,835
Jeju Bank		101,073	88,246	12,827	12,782	9,205
Shinhan Credit Information		14,372	13,347	1,025	1,433	1,080
Shinhan PE		1,360	1,284	76	(476)	(500)
Shinhan BNP Paribas AMC		55,902	33,077	22,825	22,824	16,549
SH&C Life Insurance		44,677	40,380	4,297	4,265	3,270
Shinhan Macquarie		10,444	19,225	(8,781)	(8,425)	(6,352)
SHC Management		9,212	1,564	7,648	25,439	18,333

	~~W~~	20,582,666	18,398,080	2,184,586	2,321,379	1,720,048

	Three-month period ended June 30, 2008
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	7,201,996	6,519,693	682,303	640,751	493,965
Shinhan Card		1,008,827	647,920	360,907	361,090	261,497
Good Morning Shinhan Securities		373,771	300,349	73,422	76,516	55,445
Shinhan Life Insurance		697,420	643,431	53,989	54,716	43,501
Shinhan Capital		124,903	91,525	33,378	33,946	24,353
Jeju Bank		52,049	43,764	8,285	8,278	5,948
Shinhan Credit Information		7,079	6,506	573	884	661
Shinhan PE		679	699	(20)	(473)	(475)
Shinhan BNP Paribas AMC		28,440	16,547	11,893	11,893	8,623
SH&C Life Insurance		21,465	18,422	3,043	3,037	2,204
Shinhan Macquarie		157	5,637	(5,480)	(5,370)	(3,982)
SHC Management		—	213	(213)	1,654	1,191

	~~W~~	9,516,786	8,294,706	1,222,080	1,186,922	892,931

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(22)	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of June 30, 2009 and December 31, 2008 were as follows:

	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	890,300	5,891,110	6,781,410
Shinhan Bank		131,710,353	13,765,647	28,148,506	173,624,506
Shinhan Card		—	1,589,890	7,136,907	8,726,797
Good Morning Shinhan Securities		1,444,264	4,952,074	—	6,396,338
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,378,828	1,787,313	3,166,141
Jeju Bank		2,244,411	83,019	143,329	2,470,759
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	135,399,028	22,673,348	43,107,165	201,179,541

	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,155,300	7,078,333	8,233,633
Shinhan Bank		119,237,971	20,410,420	32,418,157	172,066,548
Shinhan Card		—	2,386,275	7,916,599	10,302,874
Good Morning Shinhan Securities		1,195,209	3,956,431	—	5,151,640
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,742,791	1,740,739	3,483,530
Jeju Bank		2,294,628	78,791	143,400	2,516,819
Shinhan PE		—	10,000	—	10,000
SH Asset Management		—	25,880	—	25,880
SH&C Life Insurance		—	20,000	—	20,000
Shinhan Macquarie		—	990	—	990

	~~W~~	122,727,808	29,794,478	49,297,228	201,819,514

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(22)	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of June 30, 2009 and December 31, 2008 were as follows:

	2009
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,865,625	23,549,842	885,155	26,300,622
Shinhan Bank		140,579,308	38,336,552	12,460,755	191,376,615
Shinhan Card		13,315,848	337,338	1,366	13,654,552
Good Morning Shinhan Securities		908,836	5,012,309	1,361,162	7,282,307
Shinhan Life Insurance		2,428,364	3,959,176	345,503	6,733,043
Shinhan Capital		2,146,001	284,332	5,324	2,435,657
Jeju Bank		2,085,285	521,311	51,978	2,658,574
Shinhan Credit Information		—	—	8,379	8,379
Shinhan PE		—	12,625	4,618	17,243
Shinhan BNP Paribas AMC		1,110	1,534	140,466	143,110
Shinhan Macquarie		—	—	5,369	5,369
SHC Management		—	—	8,875	8,875

	~~W~~	163,330,377	72,015,019	15,278,950	250,624,346

	2008
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	2,397,950	22,734,582	670,815	25,803,347
Shinhan Bank		145,341,827	36,592,260	8,578,930	190,513,017
Shinhan Card		13,679,402	453,533	51,650	14,184,585
Good Morning Shinhan Securities		748,485	4,561,457	1,180,735	6,490,677
Shinhan Life Insurance		2,379,538	3,438,141	421,635	6,239,314
Shinhan Capital		2,226,141	298,717	8,297	2,533,155
Jeju Bank		2,066,294	491,256	114,832	2,672,382
Shinhan Credit Information		—	—	9,158	9,158
Shinhan PE		—	13,269	6,950	20,219
SH Asset Management		464	923	86,154	87,541
Shinhan BNP Paribas AMC		516	304	66,006	66,826
SH&C Life Insurance		1,692	107,023	7,556	116,271
Shinhan Macquarie		—	—	10,755	10,755
SHC Management		—	—	12,037	12,037

	~~W~~	168,842,309	68,691,465	11,225,510	248,759,284

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won, except ratio)
(Unaudited)
(23)	Contribution by Subsidiaries to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the three-month and six-month periods ended June 30, 2009 and 2008 were as follows:

	Three-month period			Six-month period
	ended June 30, 2009			ended June 30, 2009
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	205,318	42.93	254,725	39.29
Shinhan Card		147,862	30.91	215,851	33.30
Good Morning Shinhan Securities		66,055	13.81	68,551	10.57
Shinhan Life Insurance		36,956	7.73	70,712	10.91
Shinhan Capital		8,436	1.76	18,526	2.86
Jeju Bank		3,750	0.78	4,385	0.68
Shinhan Credit Information		372	0.08	795	0.12
Shinhan PE		808	0.17	2,059	0.32
Shinhan BNP Paribas AMC		7,319	1.53	10,938	1.69
SH&C Life Insurance		1,468	0.31	1,665	0.25
Shinhan Macquarie		—	—	—	—
SHC Management		(25)	(0.01)	35	0.01

		478,319	100.00	648,242	100.00

Other income		85,941		160,739
Other expense		(124,651)		(250,894)

Net income for period	~~W~~	439,609		558,087

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won, except ratio)
(Unaudited)
(23)	Contribution by Subsidiaries to the Company’s Net Income, Continued

	Three-month period			Six-month period
	ended June 30, 2008			ended June 30, 2008
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	497,415	62.78	847,565	56.59
Shinhan Card (formerly LG Card Co., Ltd.)		188,904	23.85	433,667	28.96
Good Morning Shinhan Securities		51,048	6.44	100,925	6.74
Shinhan Life Insurance		22,861	2.89	43,974	2.94
Shinhan Capital		23,774	3.00	42,024	2.81
Jeju Bank		3,909	0.49	6,139	0.41
Shinhan Credit Information		661	0.08	1,080	0.07
Shinhan PE		(475)	(0.06)	(500)	(0.03)
Shinhan BNP Paribas ITMC		4,312	0.54	8,275	0.55
SH&C Life Insurance		(8)	0.00	(656)	(0.04)
Shinhan Macquarie		(1,250)	(0.16)	(3,124)	(0.21)
SHC Management (formerly Shinhan Card Co., Ltd.)		1,190	0.15	18,333	1.21

		792,341	100.00	1,497,702	100.00

Other income		102,576		129,575
Other expense		(103,640)		(215,645)

Net income for period	~~W~~	791,277		1,411,632

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2009
(In millions of Won)
(Unaudited)
(24)	Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the six-month period ended June 30, 2009 and the year ended December 31, 2008 were as follows:

	2009
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,226	(2,670)	9,556
Shinhan Bank		2,581,217	530,382	3,111,599
Shinhan Card		764,066	85,980	850,046
Good Morning Shinhan Securities		62,205	33,233	95,438
Shinhan Life Insurance		28,570	5,718	34,288
Shinhan Capital		52,396	14,583	66,979
Jeju Bank		26,438	5,469	31,907
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	43	103
SH&C Life Insurance		59	(59)	—
Shinhan Macquarie		15	(6)	9

	~~W~~	3,527,284	672,641	4,199,925

	2008
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	5,151	12,226
Shinhan Bank		1,991,574	589,643	2,581,217
Shinhan Card		947,737	(183,671)	764,066
Good Morning Shinhan Securities		36,237	25,968	62,205
Shinhan Life Insurance		21,380	7,190	28,570
Shinhan Capital		41,432	10,964	52,396
Jeju Bank		31,849	(5,411)	26,438
SH Asset Management		—	32	32
Shinhan BNP Paribas AMC		101	(41)	60
SH&C Life Insurance		51	8	59
Shinhan Macquarie		85	(70)	15
SHC Management		9,212	(9,212)	—

	~~W~~	3,086,733	440,551	3,527,284